SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Blue Wolf Mongolia Holdings Corp.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G11962100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11962100	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Arrowgrass Capital Partners (US) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 709,100 Ordinary Shares
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 709,100 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 709,100 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. G11962100	13G/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Arrowgrass Capital Services (US) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 709,100 Ordinary Shares
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 709,100 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 709,100 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G11962100	13G/A	Page 4 of 5 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G originally filed on February 1, 2012 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to the ordinary shares, no par value (the "Ordinary Shares") of Blue Wolf Mongolia Holdings Corp., a British Virgin Islands corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP.

A.	Arrowgrass Capital Partners (US) LP
	(a)	Amount beneficially owned: 709,100 Ordinary Shares
(b)
Percent of Class: 7.0%. The percentages used herein and in the rest of the Schedule 13G are calculated based upon 10,062,500 Ordinary Shares outstanding, which reflects the number of Ordinary Shares outstanding, as of December 28, 2012, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2012 filed on December 28, 2012.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 709,100 Ordinary Shares
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 709,100 Ordinary Shares

B.	Arrowgrass Capital Services (US) Inc.
	(a)	Amount beneficially owned: 709,100 Ordinary Shares
	(b)	Percent of Class: 7.0%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 709,100 Ordinary Shares
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 709,100 Ordinary Shares

CUSIP No. G11962100	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2013

ARROWGRASS CAPITAL PARTNERS (US) LP
By: Arrowgrass Capital Service (US) Inc., Its General Partner

/s/ Michael Edwards
Name: Michael Edwards
Title: Director

ARROWGRASS CAPITAL SERVICES (US) INC.

/s/ Michael Edwards
Name: Michael Edwards
Title: Director